FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2023

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1. Imfinzi improved EFS in resectable lung cancer

9 March 2023 07:00 GMT

Imfinzi significantly improved event-free survival in AEGEAN
Phase III trial for patients with resectable non-small cell lung cancer

 Results showed that Imfinzi-based treatment before and after surgery significantly increased the time patients live without recurrence or progression events

Positive high-level results from a planned interim analysis of the AEGEAN Phase III, placebo- controlled trial showed that treatment with AstraZeneca's Imfinzi (durvalumab) in combination with neoadjuvant chemotherapy before surgery and as adjuvant monotherapy after surgery demonstrated a statistically significant and clinically meaningful improvement in event-free survival (EFS) versus neoadjuvant chemotherapy alone followed by surgery for patients with resectable early-stage (IIA-IIIB) non-small cell lung cancer (NSCLC).

Results from the final pathologic complete response (pCR) and major pathologic response (mPR) analyses were consistent with previously announced positive results. The trial will continue as planned to assess key secondary endpoints including disease-free survival (DFS) and overall survival (OS).

Each year there are an estimated 2.2 million people diagnosed with lung cancer globally with 80-85% of patients diagnosed with NSCLC, the most common form of lung cancer.1-3 Approximately 25-30% of all patients with NSCLC are diagnosed early enough to have surgery with curative intent.4-5 However, only around 56-65% of patients with Stage II disease will survive for five years.6 This decreases to 41% for patients with Stage IIIA and 24% for patients with Stage IIIB disease, reflecting a high unmet medical need.6

John V. Heymach, MD, PhD. Professor and Chair Thoracic/Head and Neck Medical Oncology, The University of Texas MD Anderson Cancer Center, said: "Treating patients early with durvalumab both before and after surgery delivers a significant and clinically meaningful benefit in resectable non-small cell lung cancer, where new options are urgently needed to offer patients the best chance of long-term survival. The AEGEAN results provide compelling evidence that this novel durvalumab regimen can drive improved outcomes in this curative-intent setting."

Susan Galbraith, Executive Vice President, Oncology R&D, AstraZeneca, said: "Patients with resectable non-small cell lung cancer face unacceptably high rates of recurrence, despite treatment with chemotherapy and surgery. We have shown that adding Imfinzi both before and after surgery significantly increased the time patients live without recurrence or progression events. We will continue to follow patients for overall survival."

Imfinzi was well tolerated and no new safety concerns were observed in the neoadjuvant and adjuvant settings. Further, adding Imfinzi to neoadjuvant chemotherapy was consistent with the known profile for this combination and did not increase complications or adverse events, or compromise patients' ability to undergo surgery versus chemotherapy alone.

These data will be presented at a forthcoming medical meeting and shared with global health authorities.

AstraZeneca has a comprehensive portfolio of approved and potential new medicines in development for patients with lung cancer. In addition to these results, the Company is also announcing today that Tagrisso (osimertinib) met a secondary endpoint of OS in the ADAURA Phase III trial in early-stage (IB, II and IIIA) epidermal growth factor receptor-mutated (EGFRm) NSCLC after complete tumour resection with curative intent.

Notes

Lung cancer
Lung cancer is the leading cause of cancer death among both men and women, accounting for about one-fifth of all cancer deaths.1 Lung cancer is broadly split into NSCLC and small cell lung cancer (SCLC).2 The majority of NSCLC patients are diagnosed with advanced disease while approximately 25-30% present with resectable disease at diagnosis.4-5 Early-stage lung cancer diagnoses are often only made when the cancer is found on imaging for an unrelated condition.7-8

For patients with resectable tumours, the majority eventually develop recurrence despite complete tumour resection and adjuvant chemotherapy.9

AEGEAN
AEGEAN is a randomised, double-blind, multi-centre, placebo-controlled global Phase III trial evaluating Imfinzi as perioperative treatment for patients with resectable Stage IIA-IIIB (Eighth Edition AJCC Cancer Staging Manual) NSCLC, irrespective of PD-L1 expression. Perioperative therapy includes treatment before and after surgery, also known as neoadjuvant/adjuvant therapy. In the trial, 802 patients were randomised to receive a 1500mg fixed dose of Imfinzi plus chemotherapy or placebo plus chemotherapy every three weeks for four cycles prior to surgery, followed by Imfinzi or placebo every four weeks (for up to 12 cycles) after surgery. Patients with known EGFR or ALK genomic tumour aberrations were excluded from the primary efficacy analyses.

In the AEGEAN trial, the primary endpoints were pCR, defined as no viable tumour in the resection specimen (including lymph nodes) following neoadjuvant therapy, and EFS, defined as the time from randomisation to an event like tumour recurrence, progression precluding definitive surgery, or death. Key secondary endpoints were mPR, defined as residual viable tumour of less than or equal to 10% in the resected primary tumour following neoadjuvant therapy, DFS, OS, safety and quality of life. The final pathologic response analyses were performed after all patients had the opportunity for surgery and pathology assessment per the trial protocol. The trial enrolled participants in 264 centres in more than 25 countries including in the US, Canada, Europe, South America and Asia.

Imfinzi
Imfinzi (durvalumab) is a human monoclonal antibody that binds to the PD-L1 protein and blocks the interaction of PD-L1 with the PD-1 and CD80 proteins, countering the tumour's immune-evading tactics and releasing the inhibition of immune responses.

Imfinzi is the only approved immunotherapy and the global standard of care in the curative-intent setting of unresectable, Stage III NSCLC in patients whose disease has not progressed after chemoradiation therapy based on the PACIFIC Phase III trial.

Imfinzi is also approved in the US, EU, Japan, China and many other countries around the world for the treatment of extensive-stage SCLC based on the CASPIAN Phase III trial. In an exploratory analysis in 2021, updated results from the CASPIAN trial showed Imfinzi plus chemotherapy tripled patient survival at three years versus chemotherapy alone. Additionally, Imfinzi is approved in combination with a short course of Imjudo (tremelimumab) and chemotherapy for the treatment of metastatic NSCLC in the US, EU and Japan based on the POSEIDON Phase III trial.

In addition to its indications in lung cancer, Imfinzi is also approved in combination with chemotherapy in locally advanced or metastatic biliary tract cancer in the US, EU, Japan and several other countries; in combination with Imjudo in unresectable hepatocellular carcinoma in the US, EU and Japan; and in previously treated patients with advanced bladder cancer in several countries.

Since the first approval in May 2017, more than 150,000 patients have been treated with Imfinzi.

AstraZeneca has several ongoing registrational trials focused on testing Imfinzi in earlier stages of lung cancer, including in resectable NSCLC (ADJUVANT BR.31) and unresectable NSCLC (PACIFIC-2, 4, 5, 8 and 9), and in limited-stage SCLC (ADRIATIC).

As part of a broad development programme, Imfinzi is being tested as a single treatment and in combinations with other anti-cancer treatments for patients with SCLC, NSCLC, bladder cancer, several gastrointestinal (GI) cancers, ovarian cancer, endometrial cancer and other solid tumours.

AstraZeneca in lung cancer
AstraZeneca is working to bring patients with lung cancer closer to cure through the detection and treatment of early-stage disease, while also pushing the boundaries of science to improve outcomes in the resistant and advanced settings. By defining new therapeutic targets and investigating innovative approaches, the Company aims to match medicines to the patients who can benefit most.

The Company's comprehensive portfolio includes leading lung cancer medicines and the next wave of innovations, including Tagrisso and Iressa (gefitinib); Imfinzi and Imjudo; Enhertu (trastuzumab deruxtecan) and datopotamab deruxtecan in collaboration with Daiichi Sankyo; Orpathys (savolitinib) in collaboration with HUTCHMED; as well as a pipeline of potential new medicines and combinations across diverse mechanisms of action.

AstraZeneca is a founding member of the Lung Ambition Alliance, a global coalition working to accelerate innovation and deliver meaningful improvements for people with lung cancer, including and beyond treatment.

AstraZeneca in immuno-oncology (IO)
AstraZeneca is a pioneer in introducing the concept of immunotherapy into dedicated clinical areas of high unmet medical need. The Company has a comprehensive and diverse IO portfolio and pipeline anchored in immunotherapies designed to overcome evasion of the anti-tumour immune response and stimulate the body's immune system to attack tumours.

AstraZeneca aims to reimagine cancer care and help transform outcomes for patients with Imfinzi as a single treatment and in combination with Imjudo as well as other novel immunotherapies and modalities. The Company is also exploring next-generation immunotherapies like bispecific antibodies and therapeutics that harness different aspects of immunity to target cancer.

AstraZeneca is boldly pursuing an innovative clinical strategy to bring IO-based therapies that deliver long-term survival to new settings across a wide range of cancer types. With an extensive clinical programme, the Company also champions the use of IO treatment in earlier disease stages, where there is the greatest potential for cure.

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1.
World Health Organisation. International Agency for Research on Cancer. Lung Fact Sheet. Available at: https://gco.iarc.fr/today/data/factsheets/cancers/15-Lung-fact-sheet.pdf. Accessed March 2023.
2.
LUNGevity Foundation. Types of Lung Cancer. Available at: https://lungevity.org/for-patients-caregivers/lung-cancer-101/types-of-lung-cancer. Accessed March 2023.
3.
Cheema PK, et al. Perspectives on treatment advances for stage III locally advanced unresectable non-small-cell lung cancer. Curr Oncol. 2019;26(1):37-42.
4.
Cagle PT, et al. Lung Cancer Biomarkers: Present Status and Future Developments. Arch Pathol Lab Med. 2013;137(9):1191-1198.
5.
Le Chevalier T. Adjuvant Chemotherapy for Resectable Non-Small-Cell Lung Cancer: Where is it Going? Ann Oncol. 2010;21:vii196-198.
6.
Goldstraw P, et al. The IASLC Lung Cancer Staging Project: Proposals for Revision of the TNM Stage Groupings in the Forthcoming (Eighth) Edition of the TNM Classification for Lung Cancer. J Thorac Oncol. 2016;11(1):39-51.
7.
Sethi S, et al. Incidental Nodule Management - Should There Be a Formal Process? J Thorac Onc. 2016:8;S494-S497.
8.
LUNGevity Foundation. Screening and Early Detection. Available at: https://lungevity.org/for-patients-caregivers/lung-cancer-101/screening-early-detection. Accessed March 2023.
9.
Pignon JP, et al. Lung Adjuvant Cisplatin Evaluation: A Pooled Analysis by the LACE Collaborative Group. J Clin Oncol. 2008;26(21):3552-3559.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC
Date: 09 March 2023
By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary